SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Final Amendment)

UBS Juniper Crossover Fund, L.L.C.
(Name of Issuer)

UBS Juniper Crossover Fund, L.L.C.
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

James J. Dwyer, Esq.
UBS Financial Services Inc.
1285 Avenue of the Americas
New York, New York 10019
(212) 713-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

CALCULATION OF FILING FEE

Transaction Valuation: $18,000,000 (a)	Amount of Filing Fee: $2,118.60 (b)

(a)   Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)   Calculated at 0.01177% of the Transaction Valuation.
[x]   Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,118.60
Form or Registration No.: Schedule TO, Registration No. 005-61873
Filing Party: UBS Juniper Crossover Fund, L.L.C.
Date Filed: August 25, 2005

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

          This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on August 25, 2005 by UBS Juniper Crossover Fund, L.L.C. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $18,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

           This is the Final Amendment to the Statement and is being filed to (i) report the results of the Offer and (ii) to amend and restate Exhibit E to the Statement. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

           The following information is furnished pursuant to Rule 13e-4 (c)(4):

           1.      The Offer expired at 12:00 midnight, New York time, on September 23, 2005.

           2.      $18,911,407.88 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer. Because the Offer was oversubscribed, the Fund accepted and paid for, on a pro rata basis, tendered Interests representing approximately 77% of each tendering investor's tendered Interests. The proration was determined based on the aggregate estimated net asset value of tendered Interests in accordance with the terms of the Offer.

ITEM 12.   Exhibits.

          Item 12 to the Statement is hereby amended by deleting Exhibit E to the Statement in its entirety and substituting in lieu thereof the following as Exhibit E to the Statement:

E.	Form of Letter from the Fund to Investors in connection with acceptance of offers of tender.

SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UBS JUNIPER CROSSOVER FUND, L.L.C. By: UBS Fund Advisor, L.L.C. Authorized Signatory By: /s/ James J. Dwyer Name: James J. Dwyer, Esq. Title: Authorized Signatory

October 24, 2005

Exhibit E

Form of Letter from the Fund
to investors in connection with acceptance of offers of tender

UBS Juniper Crossover Fund, L.L.C.

         This letter is being sent to you if you tendered Interests in the Fund.

October 2005

Dear Investor:

UBS Juniper Crossover Fund, L.L.C. (the "Fund") has received and accepted approximately 77% of your tender request.

The Fund's prospectus (the "Prospectus") provides that the Fund offer to repurchase up to 10% or approximately $18,911,407.88 of its outstanding Interests from investors. For the tender period ending Friday, September 23, 2005, approximately $24,834,416.99 of the Fund was submitted for redemption and the offer was oversubscribed.

As such and in accordance with the Fund’s Prospectus, the Fund will repurchase pro rata portion of the Interests tendered or 77% of your requested redemption amount. Enclosed is a statement showing the breakdown of your capital withdrawal in accordance with the tender offer.

You have been paid in cash, in accordance with the terms of the tender offer. The funds were wired directly into your UBS Financial Services brokerage account. If you do not have a UBS Financial Services account, the funds were mailed directly in the form of a check to you at your mailing address as listed in the Fund's records. Please note that because a portion of your capital remains with the Fund, you are still an investor in the Fund.

The next tender offer period is expected to commence in March 2006.

If you have any questions, please refer to the Fund’s Prospectus and the tender offer materials you received, or call your Financial Advisor or Tender Offer Administrator at our Administrator, (877) 431-1973.

Sincerely,

UBS Juniper Crossover Fund, L.L.C.